                                            Rule 424(b)5
                                            Registration Statement No. 333-36115


PROSPECTUS SUPPLEMENT
(To Prospectus dated December 13, 1996)

                                  $180,000,000

                                CMS ENERGY LOGO

                        7 5/8% UNSECURED NOTES DUE 2004
                            ------------------------
                    Interest payable May 15 and November 15
                            ------------------------

    THE 7 5/8% SENIOR UNSECURED NOTES DUE 2004 (THE "NOTES") WILL BE ISSUED AS A SERIES OF DEBT SECURITIES OF CMS ENERGY CORPORATION (THE "COMPANY") DESCRIBED AS "SENIOR DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS. THE NOTES WILL BEAR INTEREST FROM THE ORIGINAL DATE OF ISSUE, AND INTEREST ON THE NOTES WILL BE PAYABLE SEMIANNUALLY ON MAY 15 AND NOVEMBER 15, COMMENCING NOVEMBER 15 , 1997. THE NOTES WILL MATURE ON NOVEMBER 15, 2004. THE NOTES ARE REDEEMABLE AT THE OPTION OF THE COMPANY, IN WHOLE OR IN PART, AT ANY TIME OR FROM TIME TO TIME, ON NOT LESS THAN 30 DAYS' NOTICE, AT THE REDEMPTION PRICES DETERMINED AS DESCRIBED HEREIN, TOGETHER WITH ACCRUED INTEREST TO THE DATE FIXED FOR REDEMPTION. IN THE EVENT OF ANY CHANGE IN CONTROL (AS DEFINED HEREIN), A HOLDER (AS DEFINED HEREIN) MAY REQUIRE THE COMPANY TO PURCHASE ALL OR ANY PART OF SUCH HOLDER'S NOTES AT A PRICE EQUAL TO 101% OF THEIR PRINCIPAL AMOUNT, PLUS INTEREST ACCRUED THEREON, IF ANY, TO THE DATE OF PURCHASE. SEE "DESCRIPTION OF THE NOTES" HEREIN AND "DESCRIPTION OF DEBT SECURITIES -- SENIOR DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS.

    THE NOTES WILL BE REPRESENTED BY ONE OR MORE GLOBAL NOTES (EACH A "GLOBAL NOTE"), IN REGISTERED FORM, WITHOUT COUPONS, WHICH WILL BE REGISTERED IN THE NAME OF A NOMINEE OF THE DEPOSITORY TRUST COMPANY ("DTC") FOR PERSONS HOLDING BENEFICIAL INTERESTS IN THE GLOBAL NOTE DIRECTLY OR INDIRECTLY THROUGH DTC PARTICIPANTS. BENEFICIAL INTERESTS IN THE GLOBAL NOTE WILL BE REPRESENTED BY, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, BOOK-ENTRY ACCOUNTS MAINTAINED BY DTC AND ITS PARTICIPANTS. EXCEPT IN LIMITED CIRCUMSTANCES, DEFINITIVE NOTES WILL NOT BE ISSUED IN EXCHANGE FOR BENEFICIAL INTERESTS IN A GLOBAL NOTE. SEE "DESCRIPTION OF THE NOTES -- BOOK-ENTRY SYSTEM."
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                                  UNDERWRITING
                                      PRICE TO                    DISCOUNTS AND                  PROCEEDS TO
                                       PUBLIC                    COMMISSIONS(1)                   COMPANY(2)
                                      --------                   --------------                  -----------
Per Note................              99.471%                        1.625%                        97.846%
Total...................            $179,047,800                   $2,925,000                    $176,122,800

------------
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

  (2) Before deducting expenses payable by the Company estimated at $125,000.
                            ------------------------

The Notes are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters named herein and subject to approval of certain legal matters by Reid & Priest LLP, counsel for the Underwriters. It is expected that the delivery of the Notes will be made on or about September 26, 1997 through the book-entry facilities of DTC, against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER

            CHASE SECURITIES INC.

                         CIBC WOOD GUNDY SECURITIES CORP.

                                     DONALDSON, LUFKIN & JENRETTE
                                                   Securities Corporation
                                               SALOMON BROTHERS INC

September 23, 1997

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSONS TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE ON WHICH SUCH INFORMATION IS GIVEN.
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                   PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents by Reference.............   S-3
Selected Consolidated Financial Data........................   S-3
The Company.................................................   S-4
Capitalization..............................................   S-5
Use of Proceeds.............................................   S-6
Recent Developments.........................................   S-6
Description of the Notes....................................   S-6
Underwriters................................................  S-20
Legal Opinions..............................................  S-21
Experts.....................................................  S-21
                         PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
CMS Energy..................................................     3
Use of Proceeds.............................................     4
Ratio of Earnings to Fixed Charges..........................     4
Description of Debt Securities..............................     4
Description of Capital Stock................................    14
Dividends and Price Range of CMS Energy Common Stock........    18
Legal Opinions..............................................    19
Experts.....................................................    19
Plan of Distribution........................................    19

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Reference is made to "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. At the date of this Prospectus Supplement, the Incorporated Documents (as defined in the accompanying Prospectus) include: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;
(ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997; and (iii) the Company's Current Reports on Form 8-K dated March 7, April 24, May 1, June 5, June 11, July 1 and August 21, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following is a summary of certain financial information of the Company and its Consolidated Subsidiaries and is qualified in its entirety by, and should be read in conjunction with, the detailed information and consolidated financial statements, including notes thereto, which are incorporated in the accompanying Prospectus by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                             ------------------------------      -------------------------
                                              1994        1995        1996        1996              1997
                                              ----        ----        ----        ----              ----
                                                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIO DATA)
INCOME STATEMENT DATA:
Operating Revenue..........................  $3,614      $3,890      $4,333       $2,221            $2,349
Pretax operating income....................     503         603         677          378               380
Operating expenses.........................   3,111       3,287       3,656        1,843             1,969
Income taxes...............................      92         118         139           85                79
Net income.................................  $  179      $  204      $  240       $  138            $  138
Earnings per average common share -- CMS
  Energy Common Stock......................  $ 2.09      $ 2.27      $ 2.45       $ 1.37            $ 1.34
Earnings per average common share -- Class
  G Common Stock...........................      --         .38        1.82         1.66              1.34

BALANCE SHEET DATA:
Cash and cash equivalents..................  $   79      $   56      $   56       $   60            $   51
Net plant and property.....................   4,814       5,074       5,280        5,094             5,389
Total assets...............................   7,378       8,143       8,615        8,151             9,136
Long-term debt, excluding current
  maturities...............................   2,709       2,906       2,842        3,116             3,077
Notes payable..............................     339         341         333          108               246
Other liabilities..........................  $2,867      $3,071      $3,282       $2,896            $3,370
Company-obligated mandatorily redeemable
  preferred securities of Consumers Power
  Company Financing I......................      --          --         100          100               100
Company-obligated convertible preferred
  securities of CMS Energy Trust I.........      --          --          --           --               173
Preferred stock of subsidiary..............     356         356         356          356               356
Common stockholders' equity................  $1,107      $1,469      $1,702       $1,575            $1,814

RATIO OF EARNINGS TO FIXED CHARGES(1):.....    2.07x       1.94x       2.01x        2.33x             2.13x

-------------------------
(1) For the purposes of computing the ratio of earnings to fixed charges, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                                  THE COMPANY

     The Company, incorporated in 1987, is the parent holding company of Consumers (as defined herein) and Enterprises (as defined herein). Consumers, a combination electric and gas utility company serving in all 68 counties of Michigan's Lower Peninsula, is the largest subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest segment of which is the automotive industry. Enterprises is engaged in several domestic and international energy-related businesses including: (i) oil and gas exploration and production; (ii) acquisition, development and operation of independent power production facilities; (iii) energy marketing, risk management and energy management to large customers; (iv) transmission, storage and processing of natural gas; and
(v) international energy distribution.

     The Company conducts its principal operations through the following seven business segments: (i) electric utility operations; (ii) gas utility operations;
(iii) oil and gas exploration and production operations; (iv) independent power production; (v) energy marketing, services and trading; (vi) natural gas storage, transmission and processing; and (vii) international energy distribution. Consumers or Consumers' subsidiaries are engaged in two segments: electric operations and gas operations. Consumers' electric and gas businesses are principally regulated utility operations. The Company and its subsidiaries routinely evaluate, invest in, acquire and divest energy-related assets and/or companies both domestically and internationally. Consideration for such transactions may involve the delivery of cash or securities.

     The Company's 1996 consolidated operating revenue was $4,333 million. This consolidated operating revenue was derived from its electric utility operations (approximately 57% or $2,446 million), its gas utility operations (approximately 30% or $1,282 million), gas transmission, storage and marketing (approximately 7% or $320 million), oil and gas exploration and production activities (approximately 3% or $130 million) and independent power production and other non-utility activities (approximately 3% or $155 million). Consumers' consolidated operations in the electric and gas utility businesses account for the majority of the Company's total assets, revenue and income. The unconsolidated share of non-utility electric generation and distribution and gas transmission and storage revenue for 1996 was $557 million.

     Consumers is a public utility serving almost six million of Michigan's nine and a half million residents in 68 counties in Michigan's Lower Peninsula. Consumers' service area includes automotive, metal, chemical, food and wood products industries and a diversified group of other industries. Consumers' 1996 consolidated operating revenue of $3,770 million was derived approximately 65% ($2,446 million) from its electric utility business, approximately 34% ($1,282 million) from its gas utility business and approximately 1% ($42 million) from its non-utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission and the Federal Energy Regulatory Commission.

     The foregoing information concerning the Company and its subsidiaries does not purport to be comprehensive. For additional information concerning the Company and its subsidiaries' business and affairs, including their capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which those companies are subject, prospective purchasers should refer to the Incorporated Documents (as defined in the accompanying Prospectus).

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company at June 30, 1997, and as adjusted to reflect the sale of the Notes offered hereby, the application of the estimated net proceeds from such sale and certain other items referred to below. See "Use of Proceeds." The table should be read in conjunction with the Company's consolidated financial statements and notes thereto included in the Incorporated Documents. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                AT JUNE 30, 1997
                                                              --------------------
                                                              ACTUAL   AS ADJUSTED
                                                              ------   -----------
                                                                 (IN MILLIONS)
                                                                  (UNAUDITED)
Non-current portion of capital leases.......................  $   89     $   89
Long-Term Debt:
  Other long-term debt (excluding current maturities)(1)....   3,077      2,904
     7 5/8% Senior Unsecured Notes Due 2004(2)..............      --        180
                                                              ------     ------
     Total long-term debt...................................   3,077      3,084
                                                              ------     ------
Company-obligated mandatorily redeemable preferred
  securities of Consumers Power Company Financing I(3)......     100        100
Company-obligated convertible preferred securities of CMS
  Energy Trust I(4).........................................     173        173
Company-obligated mandatory redeemable preferred securities
  of Consumers Energy Company Financing II(5)...............      --        120
Total Stockholders' Equity:
  Preferred Stock of subsidiary(5)..........................     356        236
  Common stockholders' equity...............................   1,814      1,814
                                                              ------     ------
     Total stockholders' equity.............................   2,170      2,050
                                                              ------     ------
       Total capitalization.................................  $5,609     $5,616
                                                              ======     ======

-------------------------
(1) Adjusted to reflect the payment at maturity of $172,000,000 of the Company's 9.5% Series A Senior Deferred Coupon Notes due October 1, 1997, the planned redemption on October 1, 1997 of $175,098,000 principal amount of the Company's 9.875% Series B Senior Deferred Coupon Notes at a premium of $2,882,113, and borrowings of $173,857,313 under the Company's revolving credit facility to partially fund such planned payment and redemption.

(2) Adjusted to reflect the issuance of $180 million principal amount of 7 5/8% Senior Unsecured Notes Due 2004.

(3) The primary asset of Consumers Power Company Financing I is approximately $103 million principal amount of 8.36% subordinated interest notes due 2015 from Consumers.

(4) The primary asset of CMS Energy Trust I is approximately $178 million principal amount of 7.75% convertible subordinated debentures due 2027 from the Company.

(5) Adjusted to reflect the issuance of 4,800,000 Consumers Energy Company Financing II preferred securities on September 11, 1997, and the redemption by Consumers of its outstanding $7.45, $7.68, $7.72 and $7.76 Series Preferred Stock on September 15, 1997. The primary asset of Consumers Energy Company Financing II is approximately $124 million principal amount of 8.20% subordinated interest notes due 2027 from Consumers.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be used to discharge, at maturity, $172,000,000 principal amount of the Company's 9.5% Series A Senior Deferred Coupon Notes due October 1, 1997 and to redeem, $175,098,000 principal amount of the Company's 9.875% Series B Senior Deferred Coupon Notes at a premium of $2,882,113, on October 1, 1997. The remaining $173,857,313 necessary to discharge these obligations will be borrowed under an existing revolving credit facility.

                              RECENT DEVELOPMENTS

     On September 12, 1997, the Company announced that a 50/50 joint venture of the Company's independent power unit, CMS Generation Co. ("CMS Generation"), and a unit of Asea Brown Boveri, an international electrical engineering company ("ABB"), obtained the right to possess, operate and maintain the Jorf Lasfar coal-fueled power plant, a two unit, 660 megawatt facility, in Morocco. This is the first step in the $1.5 billion transaction for the privatization and expansion of the largest independent power facility in Africa. CMS Generation and ABB made an equity contribution in the joint venture company totalling $395 million. Funds obtained for the equity investment were provided through equity bridge loans by a number of private banks. The Company guaranteed CMS Generation's 50 percent share of the $395 million borrowing to fund the equity contribution. The initial disbursement of an additional $920 million of debt financing with a consortium of governmental, multilateral and private financial institutions in several countries is expected to be drawn later in 1997. Reinvested cash from operations estimated at $190 million is expected to provide the balance of the financing needed for the project. The Company announced that construction would begin immediately on two new generating units totaling 696 gross megawatts, more than doubling the capacity of this major base-load facility to 1356 megawatts. An affiliate of CMS Generation has assumed operation and maintenance management of the plant and will operate all four units. When completed, the Jorf Lasfar plant is expected to meet approximately 65 percent of Morocco's base-load electricity demand and to comprise approximately one-third of the country's total electricity supply. Power from the plant will be sold to the Office National de l'Electricite, the Moroccan national power utility, under a 30-year purchase agreement.

     In August 1997, the Company filed a shelf registration statement with the Commission for the issuance and the sale of up to $200 million General Term Notes(R) ("GTNs"), Series D. From July 1, 1997 through September 23, 1997, the Company issued $62.684 million of GTNs, Series C.

     On August 29, 1997, Consumers permanently ceased operations at one of its two nuclear power plants, Big Rock Point, after 35 years of service, because the Company's management determined that the plant would be uneconomical to operate in an increasingly competitive environment. The plant was originally scheduled to close May 31, 2000, at the end of the plant's operating license. Big Rock Point was capable of producing 67 megawatts of electricity. The process to decommission the plant began in September 1997, and it is expected to take five to ten years to return the site to its original condition. A decommissioning fund with a current balance of approximately $170 million, together with future collections from customers and future fund earnings, is expected to be adequate for plant decommissioning expenses.

                            DESCRIPTION OF THE NOTES

     The following information concerning the Notes supplements, and should be read in conjunction with, the statements under "Descriptions of Debt Securities" in the accompanying Prospectus. Capitalized terms not defined herein are used as defined in the accompanying Prospectus.

GENERAL

     The Notes will be issued as a series of Senior Debt Securities under the Senior Debt Indenture as supplemented by the Fourth Supplemental Indenture thereto dated as of September 26, 1997 (the "Supplemental Indenture"), and will be limited in aggregate principal amount to $180,000,000.

     The Notes will be unsecured debt securities of the Company.

     As of June 30, 1997 the Company had outstanding approximately $1.550 billion aggregate principal amount of indebtedness, none of which was secured. None of such indebtedness would be senior to the Notes and the Notes will not be senior to such indebtedness. The Notes will rank on a parity in right of payment with all other unsecured and unsubordinated indebtedness of the Company.

     The Notes will be issued in the form of one or more Global Notes, in registered form, without coupons, in denominations of $1,000 or an integral multiple thereof as described under "Book-Entry System." The Global Notes will be registered in the name of a nominee of DTC. Except as set forth herein under "Certificated Notes," owners of beneficial interests in a Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of any such Note and will not be considered the registered holder thereof under the Senior Debt Indenture.

PAYMENT AND MATURITY

     The Notes will mature on November 15, 2004, and will bear interest at the rate of 7 5/8% per annum. At maturity, the Company will pay the aggregate principal amount of the Notes then outstanding.

     Each Note will bear interest from the original date of issue, payable semiannually on May 15 and November 15, commencing November 15, 1997, and at maturity.

     In any case where any interest payment date, repurchase date or maturity of any Note shall not be a Business Day (as hereinafter defined) at any place of payment, then payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day at such place of payment with the same force and effect as if made on the interest payment date, repurchase date or at maturity; and no interest shall accrue on the amount so payable for the period from and after such interest payment date, redemption date, repurchase date or maturity, as the case may be, to such Business Day.

REDEMPTION

     The Notes will be redeemable at the Company's option, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of such Notes being redeemed plus the Applicable Premium, if any, thereon at the time of redemption, together with accrued interest, if any, thereon to the redemption date. In no event will the redemption price ever be less than 100% of the principal amount of the Notes plus accrued interest to the redemption date.

     The following definitions are used to determine the Applicable Premium:

          "Applicable Premium" means, with respect to a Note (or portion thereof) being redeemed at any time, the excess of (A) the present value at such time of the principal amount of such Note (or portion thereof) being redeemed plus all interest payments due on such Note (or portion thereof), which present value shall be computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note (or portion thereof) being redeemed at such time. For purposes of this definition, the present values of interest and principal payments will be determined in accordance with generally accepted principles of financial analysis.

          "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) (the "Statistical Release") which has become publicly available at least two Business Days prior to the redemption date or, in the case of defeasance, prior to the date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining average life to stated maturity of the Notes; provided, however, that if the average life to stated maturity of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given.

     If less than all of the Notes are to be redeemed, the Trustee shall select, in such manner as it shall deem appropriate and fair, the particular Notes or portions thereof to be redeemed. Notice of redemption shall be given by mail not less than 30 nor more than 60 days prior to the date fixed for redemption to the Holders of Notes to be redeemed (which, as long as the Notes are held in the book-entry only system, will be DTC (or its nominee) or a successor depository); provided, however, that the failure to duly give such notice by mail, or any defect therein, shall not affect the validity of any proceedings for the redemption of Notes as to which there shall have been no such failure or defect. On and after the date fixed for redemption (unless the Company shall default in the payment of the Notes or portions thereof to be redeemed at the applicable redemption price, together with interest accrued thereon to such date), interest on the Notes or the portions thereof so called for redemption shall cease to accrue.

     No sinking fund is provided for the Notes.

PURCHASE OF NOTES UPON CHANGE IN CONTROL

     In the event of any Change in Control (as defined below) each Holder of a Note will have the right, at such Holder's option, subject to the terms and conditions of the Senior Debt Indenture, to require the Company to repurchase all or any part of such Holder's Note on a date selected by the Company that is no earlier than 60 days nor later than 90 days (the "Change in Control Purchase Date") after the mailing of written notice by the Company of the occurrence of such Change in Control at a repurchase price payable in cash equal to 101% of the principal amount of such Notes plus accrued interest to the Change in Control Purchase Date (the "Change in Control Purchase Price").

     Within 30 days after the Change in Control Date, the Company is obligated to mail to each Holder of a Note a notice regarding the Change in Control, which notice shall state, among other things: (i) that a Change in Control has occurred and that each such Holder has the right to require the Company to repurchase all or any part of such Holder's Notes at the Change in Control Purchase Price; (ii) the Change in Control Purchase Price; (iii) the Change in Control Purchase Date; (iv) the name and address of the Paying Agent; and (v) the procedures that Holders must follow to cause the Notes to be repurchased.

     To exercise this right, a Holder must deliver a written notice (the "Change in Control Purchase Notice") to the Paying Agent at its corporate trust office in Detroit, Michigan, or any other office of the Paying Agent maintained for such purposes, not later than 30 days prior to the Change in Control Purchase Date. The Change in Control Purchase Notice shall state (i) the portion of the principal amount of any Notes to be repurchased, which must be $1,000 or an integral multiple thereof; (ii) that such Notes are to be repurchased by the Company pursuant to the applicable change-in-control provisions of the Senior Debt Indenture; and (iii) unless the Notes are represented by one or more Global Notes, the certificate numbers of the Notes to be repurchased.

     Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent not later than three Business Days prior to the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and, if applicable, the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

     If a Note is represented by a Global Note, the Depository (as defined herein) or its nominee will be the holder of such Note and therefore will be the only entity that can require the Company to repurchase Notes upon a Change in Control. To obtain repayment with respect to such Note upon a Change in Control, the beneficial owner of such Note must provide to the broker or other entity through which it holds the beneficial interest in such Note (i) the Change in Control Purchase Notice signed by such beneficial owner, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. ("NASD") or a commercial bank or trust company having an office or correspondent in the United States and
(ii) instructions to such broker or other entity to notify the Depository of such beneficial owner's desire to cause the Company to repurchase such Notes. Such broker or other entity will provide to the Paying Agent (i) a Change in Control Purchase Notice received from such beneficial owner and (ii) a certificate satisfactory to the Paying Agent from such broker or other entity that it represents such beneficial owner. Such broker or other entity will be responsible for disbursing any payments it receives upon the repurchase of such Notes by the Company.

     Payment of the Change in Control Purchase Price for a Note in certificated form (a "Certificated Note") for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Certificated Note (together with necessary endorsements) to the Paying Agent at its office in Detroit, Michigan, or any other office of the Paying Agent maintained for such purpose, at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such Certificated Note will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such Certificated Note.

     If the Paying Agent holds, in accordance with the terms of the Senior Debt Indenture, money sufficient to pay the Change in Control Purchase Price of a Note on the Business Day following the Change in Control Purchase Date for such Note, then, on and after such date, interest on such Note will cease to accrue, whether or not such Note is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the Note).

     Under the Senior Debt Indenture, a "Change in Control" means an event or series of events by which (i) the Company ceases to beneficially own, directly or indirectly, at least 80% of the total voting power of all classes of Capital Stock then outstanding of Consumers (whether arising from issuance of securities of the Company or Consumers, any direct or indirect transfer of securities by the Company or Consumers, any merger, consolidation, liquidation or dissolution of the Company or Consumers or otherwise); or (ii) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all shares that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the Voting Stock of the Company; or (iii) the Company consolidates with or merges into another corporation or directly or indirectly conveys, transfers or leases all or substantially all of its assets to any person, or any corporation consolidates with or merges into the Company, in either event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities, or other property, other than any such transaction where
(A) the outstanding Voting Stock of the Company is changed into or exchanged for Voting Stock of the surviving corporation and (B) the holders of the Voting Stock of the Company immediately prior to such transaction retain, directly or indirectly, substantially proportionate ownership of the Voting Stock of the surviving corporation immediately after such transaction.

     The Senior Debt Indenture requires the Company to comply with the provisions of Regulation 14E and any other tender offer rules under the Exchange Act which may then be applicable in connection with any offer by the Company to purchase Notes at the option of Holders upon a Change in Control. The Change in Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of its common stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a term contained in many similar debt offerings and the terms of such feature result from negotiations between the Company and the Underwriters. Management has no present intention to propose any anti-takeover measures although it is possible that the Company could decide to do so in the future.

     No Note may be repurchased by the Company as a result of a Change of Control if there has occurred and is continuing an Event of Default described under "Events of Default" below or in the accompanying Prospectus (other than a default in the payment of the Change in Control Purchase Price with respect to the Notes). In addition, the Company's ability to purchase Notes may be limited by its financial resources and its inability to raise the required funds because of restrictions on issuance of securities contained in other contractual arrangements.

CERTAIN RESTRICTIVE COVENANTS

     The Senior Debt Indenture contains the covenants described below. Certain capitalized terms used below are defined herein under the heading "Certain Definitions."

  Limitation on Restricted Payments

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Restricted Payments," the Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to (i) declare or pay any dividend or make any distribution on the Capital Stock of the Company to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Non-Convertible Capital Stock or in options, warrants or other rights to purchase such Non-Convertible Capital Stock and except dividends or distributions payable to the Company or a Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, or (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity or scheduled repayment thereof, any Subordinated Indebtedness (any such dividend, distribution, purchase, redemption, repurchase, defeasing, other acquisition or retirement being hereinafter referred to as a "Restricted Payment") if at the time the Company or such Subsidiary makes such Restricted Payment: (1) an Event of Default, or an event that with the lapse of time or the giving of notice or both would constitute an Event of Default, shall have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since May 6, 1997 would exceed the sum of:
(a) $100,000,000 plus 100% of Consolidated Net Income from May 6, 1997 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate Net Cash Proceeds received by the Company from the issue or sale of or contribution with respect to its Capital Stock after May 6, 1997.

     The foregoing provisions will not prohibit: (i) dividends or other distributions paid in respect of any class of Capital Stock issued by the Company in connection with the acquisition of any business or assets by the Company or a Restricted Subsidiary where the dividends or other distributions with respect to such Capital Stock are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock); (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; or (iv) payments pursuant to the Tax Sharing Agreement.

  Limitation on Certain Liens

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are Outstanding, the Company shall not create, incur, assume or suffer to exist any Lien upon or with respect to any of its property of any character, including without limitation any shares of Capital Stock of Consumers or Enterprises, without making effective provision whereby the Notes shall be (so long as any such other creditor shall be so secured) equally and ratably secured. The foregoing restrictions shall not apply to (a) Liens securing Indebtedness of the Company, provided that on the date such Liens are created, and after giving effect to such Indebtedness, the aggregate principal amount at maturity of all the secured Indebtedness of the Company at such date shall not exceed 5% of Consolidated Net Tangible Assets or (b) certain liens for taxes, pledges to secure workman's compensation, other statutory obligations and Support Obligations, certain materialmen's, mechanic's and similar liens and certain purchase money liens.

  Limitation on Asset Sales

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are outstanding, the Company may not sell, transfer or otherwise dispose of any property or assets of the Company, including Capital Stock of any Consolidated Subsidiary, in one transaction or a series of transactions in an amount which exceeds $50,000,000 (an "Asset Sale") unless the Company shall (i) apply an amount equal to such excess Net Cash Proceeds to permanently repay Indebtedness of a Consolidated Subsidiary or Indebtedness of the Company which is pari passu with the Notes or (ii) invest an equal amount not so used in clause (i) in property or assets of related business within 24 months after the date of the Asset Sale (the "Application Period") or (iii) apply such excess Net Cash Proceeds not so used in (i) or (ii) (the "Excess Proceeds") to make an offer, within 30 days after the end of the Application Period, to purchase from the Holders on a pro rata basis an aggregate principal amount of Notes on the relevant purchase date equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes on the relevant purchase date and unpaid interest, if any, to the purchase date. The Company shall only be required to make an offer to purchase Notes from Holders pursuant to subsection (iii) if the Excess Proceeds equal or exceed $25,000,000 at any given time.

     The procedures to be followed by the Company in making an offer to purchase Notes from the Holders with Excess Proceeds, and for the acceptance of such offer by the Holders, shall be the same as those set forth above in "Purchase of Notes Upon Change of Control" with respect to a Change in Control.

  Limitation on Consolidation, Merger, Sale or Conveyance

     In addition to the terms of the Senior Debt Indenture relating to consolidations or mergers described in the accompanying Prospectus, so long as any of the Notes are Outstanding and until the Notes are rated BBB-or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Consolidation, Merger, Sale or Conveyance" (but not from the provisions described in the accompanying Prospectus which permit a consolidation or merger provided that the surviving corporation assumes the obligations of the Company under the Notes and the Senior Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia), the Company shall not consolidate with or merge into any other Person or sell, lease or convey the property of the Company in the entirety or substantially as an entirety, unless (i) immediately after giving effect to such transaction the Consolidated Net Worth of the surviving entity is at least equal to the Consolidated Net Worth of the Company immediately prior to the transaction, and (ii) after giving effect to such transaction, the surviving entity would be entitled to incur at least one dollar of additional Indebtedness (other than revolving Indebtedness to banks) pursuant to the first paragraph under "-- Limitation on Consolidated Indebtedness" below. Notwithstanding the foregoing provisions, such a transaction may constitute a Change of Control as described in "-- Purchase of Notes Upon Change in Control" above and give rise to the right of a Holder to require the Company to repurchase all or part of such Holder's Notes.

  Limitation on Consolidated Indebtedness

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Consolidated Indebtedness," the Company will not, and will not permit any of its Consolidated Subsidiaries to, issue, create, assume, guarantee, incur or otherwise become liable for (collectively, "issue"), directly or indirectly, any Indebtedness unless the Consolidated Coverage Ratio of the Company and its Consolidated Subsidiaries for the four consecutive fiscal quarters immediately preceding the issuance of such Indebtedness (as shown by a pro forma consolidated income statement of the Company and its Consolidated Subsidiaries for the four most recent fiscal quarters ending at least 30 days prior to the issuance of such Indebtedness after giving effect to (i) the issuance of such Indebtedness and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness as if such Indebtedness was issued at the beginning of the period, (ii) the issuance and retirement of any other Indebtedness since the first day of the period as if such Indebtedness was issued or retired at the beginning of the period and (iii) the acquisition of any company or business acquired by the Company or any Subsidiary since the first day of the period (including giving effect to the pro forma historical earnings of such company or business), including any acquisition which will be consummated contemporaneously with the issuance of such Indebtedness, as if in each case such acquisition occurred at the beginning of the period) exceeds a ratio of 1.7 to 1.0.

     The foregoing limitation is subject to exceptions for: (i) Indebtedness of the Company to banks not to exceed $1,000,000,000 in aggregate outstanding principal amount at any time; (ii) Indebtedness outstanding on the date of the Supplemental Indenture and certain refinancings thereof; (iii) certain refinancings and Indebtedness of the Company to a Subsidiary or by a Subsidiary to the Company; (iv) Indebtedness of a Consolidated Subsidiary issued to acquire, develop, improve, construct or to provide working capital for a gas, oil or electric generation, exploration, production, distribution, storage or transmission facility and related assets provided that such Indebtedness is without recourse to any assets of the Company, Consumers, Enterprises, CMS Generation, NOMECO, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary; (v) Indebtedness of a Person existing at the time at which such Person became a Subsidiary and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary;
(vi) Indebtedness issued by the Company not to exceed $150,000,000 in aggregate outstanding principal amount at any time; and (vii) Indebtedness of a Consolidated Subsidiary in respect of rate reduction bonds issued to recover electric restructuring transition costs of Consumers provided that such Indebtedness is without recourse to the assets of Consumers.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain defined terms used in the Senior Debt Indenture. Reference is made to the Senior Debt Indenture for a full definition of all terms as well as any other capitalized terms used herein and not otherwise defined.

     "Business Day" means a day on which banking institutions in New York, New York or Detroit, Michigan are not authorized or required by law or regulation to close.

     "Capital Lease Obligation" of a Person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such Person prepared in accordance with generally accepted accounting principles; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; and such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

     "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock or letter stock; provided that Hybrid Preferred Securities are not considered Capital Stock for purposes of this definition.

     "CMS Electric and Gas" means CMS Electric and Gas Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS Gas Transmission and Storage" means CMS Gas Transmission and Storage Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS Generation" means CMS Generation Co., a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS MST" means CMS Marketing, Services and Trading Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "Consolidated Assets" means, at any date of determination, the aggregate assets of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Coverage Ratio" with respect to any period means the ratio of
(i) the aggregate amount of Operating Cash Flow for such period to (ii) the aggregate amount of Consolidated Interest Expense for such period.

     "Consolidated Current Liabilities" means, for any period, the aggregate amount of liabilities of the Company and its Consolidated Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after (i) eliminating all inter-company items between the Company and any Consolidated Subsidiary and (ii) deducting all current maturities of long-term Indebtedness, all as determined in accordance with generally accepted accounting principles.

     "Consolidated Indebtedness" means, at any date of determination, the aggregate Indebtedness of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided that Consolidated Indebtedness shall not include any subordinated debt owned by any Hybrid Preferred Securities Subsidiary.

     "Consolidated Interest Expense" means, for any period, the total interest expense in respect of Consolidated Indebtedness of the Company and its Consolidated Subsidiaries, including, without duplication, (i) interest expense attributable to capital leases, (ii) amortization of debt discount, (iii) capitalized interest, (iv) cash and noncash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under Interest Rate Protection Agreements (including amortization of discount) and (vii) interest expense in respect of obligations of other Persons deemed to be Indebtedness of the Company or any Consolidated Subsidiaries under clause (v) or (vi) of the definition of Indebtedness, provided, however, that Consolidated Interest Expense shall exclude (a) any costs otherwise included in interest expense recognized on early retirement of debt and (b) any interest expense in respect of any Indebtedness of any Subsidiary of Consumers, CMS Generation, NOMECO, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary provided that such Indebtedness is without recourse to any assets of the Company, Consumers, Enterprises, CMS Generation, NOMECO, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary.

     "Consolidated Net Income" means, for any period, the net income of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided, however, that there shall not be included in such Consolidated Net Income (i) any net income of any Person if such Person is not a Subsidiary, except that (A) the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Consolidated Subsidiary as a dividend or other distribution and (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (ii) any net income of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its Consolidated Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; and (iv) any net income of any Subsidiary of Consumers, CMS Generation, NOMECO, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary whose interest expense is excluded from Consolidated Interest Expense, provided, however, that for purposes of this subsection (iv), any cash, dividends or distributions of any such Subsidiary to the Company shall be included in calculating Consolidated Net Income.

     "Consolidated Net Tangible Assets" means, for any period, the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of: (i) Consolidated Current Liabilities; (ii) minority interests in Consolidated Subsidiaries held by Persons other than the Company or a Restricted

Subsidiary; (iii) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors as evidenced by Board resolutions; (iv) any revaluation or other write-up in value of assets subsequent to December 31, 1996, as a result of a change in the method of valuation in accordance with generally accepted accounting principles; (v) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses organization or developmental expenses and other intangible items; (vi) treasury stock; and (vii) any cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities.

     "Consolidated Net Worth" of any Person means the total of the amounts shown on the consolidated balance sheet of such Person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of any date selected by such Person not more than 90 days prior to the taking of any action for the purpose of which the determination is being made (and adjusted for any material events since such date), as (i) the par or stated value of all outstanding Capital Stock plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

     "Consolidated Subsidiary" means, any Subsidiary whose accounts are or are required to be consolidated with the accounts of the Company in accordance with generally accepted accounting principles.

     "Consumers" means Consumers Energy Company, a Michigan corporation, all of whose common stock is on the date hereof owned by the Company.

     "Designated Enterprises Subsidiary" means any wholly-owned subsidiary of Enterprises formed after the date of the Supplemental Indenture which is designated a Designated Enterprises Subsidiary by the Board of Directors.

     "Enterprises" means CMS Enterprises Company, a Michigan corporation and wholly-owned subsidiary of the Company.

     "Exchangeable Stock" means any Capital Stock of a corporation that is exchangeable or convertible into another security (other than Capital Stock of such corporation that is neither Exchangeable Stock nor Redeemable Stock).

     "Holder" means the Person in whose name a Note is registered in the security register kept by the Company for that purpose.

     "Hybrid Preferred Securities" means any preferred securities issued by a Hybrid Preferred Securities Subsidiary, where such preferred securities have the following characteristics: (i) such Hybrid Preferred Securities Subsidiary lends substantially all of the proceeds from the issuance of such preferred securities to the Company or Consumers in exchange for subordinated debt issued by the Company or Consumers, respectively; (ii) such preferred securities contain terms providing for the deferral of distributions corresponding to provisions providing for the deferral of interest payments on such subordinated debt; and
(iii) the Company or Consumers (as the case may be) makes periodic interest payments on such subordinated debt, which interest payments are in turn used by the Hybrid Preferred Securities Subsidiary to make corresponding payments to the holders of the Hybrid Preferred Securities.

     "Hybrid Preferred Securities Subsidiary" means any business trust (or similar entity) (i) all of the common equity interest of which is owned (either directly or indirectly through one or more wholly-owned Subsidiaries of the Company or Consumers) at all times by the Company or Consumers, (ii) that has been formed for the purpose of issuing Hybrid Preferred Securities and (iii) substantially all of the assets of which consist at all times solely of subordinated debt issued by the Company or Consumers (as the case may be) and payments made from time to time on such subordinated debt.

     "Indebtedness" of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(ii) all Capital Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Lien" means any lien, mortgage, pledge, security interest, conditional sale, title retention agreement or other charge or encumbrance of any kind.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the aggregate proceeds of such Asset Sale including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property other than cash, received by the Company, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary of the Company as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with generally accepted accounting principles and (b) with respect to any issuance or sale or contribution in respect of Capital Stock, the aggregate proceeds of such issuance, sale or contribution, including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property other than cash, received by the Company, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof, provided, however, that if such fair market value as determined by the Board of Directors of property other than cash is greater than $25 million, the value thereof shall be based upon an opinion from an independent nationally recognized firm experienced in the appraisal or similar review of similar types of transactions.

     "NOMECO" means, CMS NOMECO Oil & Gas Co., a Michigan corporation and wholly-owned subsidiary of the Company.

     "Non-Convertible Capital Stock" means, with respect to any corporation, any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible Capital Stock other than Preferred Stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

     "Other Rating Agency" shall mean any one of Duff & Phelps Credit Rating Co., Fitch Investors Service, L.P. or Moody's Investors Service, Inc., and any successor to any of these organizations which is a nationally recognized statistical rating organization.

     "Operating Cash Flow" means, for any period, with respect to the Company and its Consolidated Subsidiaries, the aggregate amount of Consolidated Net Income after adding thereto Consolidated Interest Expense (adjusted to include costs recognized on early retirement of debt), income taxes, depreciation expense, Amortization Expense and any noncash amortization of debt issuance costs, any nonrecurring, noncash charges to earnings and any negative accretion recognition.

     "Paying Agent" means any person authorized by the Company to pay the principal of (and premium, if any) or interest on any of the Notes on behalf of the Company. Initially, the Paying Agent is the Senior Debt Trustee (as defined in the accompanying Prospectus).

     "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation; provided that Hybrid Preferred Securities are not considered Preferred Stock for purposes of this definition.

     "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the stated maturity of the Outstanding Notes or is redeemable at the option of the holder thereof at any time prior to the first anniversary of the stated maturity of the Outstanding Notes.

     "Restricted Subsidiary" means any Subsidiary (other than Consumers and its subsidiaries) of the Company which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 10% of the total Consolidated Assets of the Company and its Consolidated Subsidiaries and any other Subsidiary which from time to time is designated a Restricted Subsidiary by the Board of Directors provided that no Subsidiary may be designated a Restricted Subsidiary if, immediately after giving effect thereto, an Event of Default or event that, with the lapse of time or giving of notice or both, would constitute an Event of Default would exist or the Company and its Restricted Subsidiaries could not incur at least one dollar of additional Indebtedness pursuant to the first paragraph under "Description of the Notes Limitation on Consolidated Indebtedness," and (i) any such Subsidiary so designated as a Restricted Subsidiary must be organized under the laws of the United States or any State thereof, (ii) more than 80% of the Voting Stock of such Subsidiary must be owned of record and beneficially by the Company or a Restricted Subsidiary and (iii) such Restricted Subsidiary must be a Consolidated Subsidiary.

     "Standard & Poor's" shall mean Standard & Poor's Ratings Group, a division of McGraw Hill Inc., and any successor thereto which is a nationally recognized statistical rating organization, or if such entity shall cease to rate the Notes or shall cease to exist and there shall be no such successor thereto, any other nationally recognized statistical rating organization selected by the Company which is acceptable to the Senior Debt Trustee.

     "Subordinated Indebtedness" means any Indebtedness of the Company (whether outstanding on the date of the Supplemental Indenture or thereafter incurred) which is contractually subordinated or junior in right of payment to the Notes.

     "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Support Obligations" means, for any person, without duplication, any financial obligation, contingent or otherwise, of such person guaranteeing or otherwise supporting any debt or other obligation of any other person in any manner, whether directly or indirectly, and including, without limitation, any obligation of such person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such debt, (ii) to purchase property, securities or services for the purpose of assuring the owner of such debt of the payment of such debt, (iii) to maintain working capital, equity capital, available cash or other financial statement condition of the primary obligor so as to enable the primary obligor to pay such debt, (iv) to provide equity capital under or in respect of equity subscription arrangements (to the extent that such obligation to provide equity capital does not otherwise constitute debt), or (v) to perform, or arrange for the performance of, any non-monetary obligations or non-funded debt payment obligations of the primary obligor.

     "Tax-Sharing Agreement" means the Amended and Restated Agreement for the Allocation of Income Tax Liabilities and Benefits, dated January 1, 1994, as amended or supplemented from time to time, by and among the Company, each of the members of the Consolidated Group (as defined therein), and each of the corporations that become members of the Consolidated Group.

     "Voting Stock" means securities of any class or classes the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or persons performing similar functions).

EVENTS OF DEFAULT

     The occurrence of any of the following events with respect to the Notes will constitute an "Event of Default" with respect to the Notes: (a) default for 30 days in the payment of any interest on any of the Notes; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Notes, whether at maturity, upon redemption, acceleration, purchase by the Company at the option of the Holders or otherwise; (c) default for 60 days by the Company in the observance or performance of any other covenant or agreement contained in the Senior Debt Indenture relating to the Notes after written notice thereof as provided in the Senior Debt Indenture; (d) certain events of bankruptcy, insolvency or reorganization relating to the Company or Consumers;
(e) entry of final judgments against the Company or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (g) a default resulting in the acceleration of indebtedness of the Company or Consumers in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the Senior Debt Indenture.

     If an Event of Default on the Notes shall have occurred and be continuing, either the Senior Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding may declare the principal of all the Notes and the premium thereon and interest, if any, accrued thereon to be due and payable immediately.

     The Senior Debt Indenture provides that the Senior Debt Trustee will be under no obligation to exercise any of its rights or powers under the Senior Debt Indenture at the request, order or direction of the Holders of the Notes, unless such Holders shall have offered to the Senior Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Senior Debt Indenture, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or exercising any trust or power conferred on the Senior Debt Trustee, with respect to the Senior Debt Securities of such affected series.

     The Senior Debt Indenture provides that no Holder of Notes may institute any action against the Company under the Senior Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Senior Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of Senior Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Senior Debt Trustee to institute such action and shall have offered the Senior Debt Trustee reasonable indemnity, the Senior Debt Trustee shall not have instituted such action within 60 days of such request and the Senior Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class).

     The Senior Debt Indenture requires the Company to furnish to the Senior Debt Trustee annually a statement as to the Company's compliance with all conditions and covenants under the Senior Debt Indenture. The Senior Debt Indenture provides that the Senior Debt Trustee may withhold notice to the Holders of the Notes of any default affecting such Notes (except defaults as to payment of principal, premium or interest on the Notes) if it considers such withholding to be in the interests of the Holders of the Notes.

BOOK-ENTRY SYSTEM

     The Notes will be issued initially in the form of one or more Global Notes that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), which will act as securities depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). DTC and any other depository which may replace DTC as depository for the Notes are sometimes referred to herein as the "Depository." Except under the limited circumstances described below, Notes represented by Global Notes will not be exchangeable for Certificated Notes.

     So long as the Depository, or its nominee, is the registered owner of a Global Note, such Depository or such nominee, as the case may be, will be considered the sole registered holder of the individual Notes represented by such Global Note for all purposes under the Senior Debt Indenture. Payments of principal of and premium, if any, and any interest on individual Notes represented by a Global Note will be made to the Depository or its nominee, as the case may be, as the registered holder of such Global Note. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Note and will not be considered the registered holder thereof under the Senior Debt Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto as described in the accompanying Prospectus.

     The following is based upon information furnished by DTC:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the NASD. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

          Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for one or more Notes is discontinued.

          To facilitate subsequent transfers, all Global Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither DTC nor Cede & Co. will consent or vote with respect to Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

          Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participant and not of DTC, any Agents, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

          DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving 90 days' notice to the Company or the Senior Debt Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered in exchange for the Notes represented by the Global Notes held by the DTC. See "Certificated Notes."

          In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Certificated Notes will be printed and delivered in exchange for the Notes represented by the Global Notes held by DTC. See "Certificated Notes."

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. The Company believes such information to be reliable, but the Company takes no responsibility for the accuracy thereof.

     None of the Company, the Underwriters, the Senior Debt Trustee, any paying agent or the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

CERTIFICATED NOTES

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company by the earlier of (i) 90 days from the date the Company receives notice to the effect that the Depository is unwilling or unable to act, or the Company determines that the Depository is unable to act or (ii) the effectiveness of the Depository's resignation or failure to fulfill its duties as Depository, the Company will issue Certificated Notes in exchange for the Notes represented by the Global Notes held by the Depository. Further, within seven days after the occurrence of an Event of Default described in clauses (a), (b) or (c) under "Description of Debt Securities -- Senior Debt Securities -- Events of Default" in the accompanying Prospectus, the Company will issue Certificated Notes in exchange for Notes represented by a Global Note. In addition, the Company may at any time and in its sole discretion determine not to have Notes represented by a Global Note and, in such event, will issue individual Certificated Notes in exchange for the Notes represented by the Global Note. (Senior Debt Indenture
Section 2.8) In any such instance, the owner of a beneficial interest in a Note represented by a Global Note will be entitled to have such Notes registered in its name and will be entitled to physical delivery of such Note in certificated form. Individual Certificated Notes so issued will be issued in fully registered form, without coupons, in one or more authorized denominations as described above under "General."

     Certificated Notes will be exchangeable for other Certificated Notes of any authorized denominations and of a like aggregate principal amount and tenor.

     Certificated Notes may be presented for exchange as provided above, and may be presented for registration of transfer (duly endorsed, or accompanied by a duly executed written instrument of transfer), at the office of the Senior Debt Trustee, in Detroit, Michigan (the "Security Registrar"). The Security Registrar will not charge a service charge for any registration of transfer or exchange of Notes; however, the Company may require payment by a Holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith, as described in the Senior Debt Indenture. Such transfer or exchange will be effected upon the Security Registrar or such other transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company may at any time designate additional transfer agents with respect to the Notes.

     The Company shall not be required to (a) issue, exchange or register the transfer of any Certificated Note for a period of 15 days next preceding the mailing of notice of redemption of such Note or (b) exchange or register the transfer of any Certificated Note or portion thereof selected, called or being called for redemption, except in the case of any Certificated Note to be redeemed in part, the portion thereof not so to be redeemed.

     If a Certificated Note is mutilated, destroyed, lost or stolen, it may be replaced at the office of the Security Registrar upon payment by the Holder of such expenses as may be incurred by the Company and the Security Registrar in connection therewith and the furnishing of such evidence and indemnity as the Company and the Security Registrar may require. Mutilated Notes must be surrendered before new Notes will be issued. (Senior Debt Indenture Section 2.9).

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, the respective principal amounts of the Notes set forth opposite their names below:

                                                               PRINCIPAL
                                                               AMOUNT OF
                            NAME                                 NOTES
                            ----                               ---------
Morgan Stanley & Co. Incorporated...........................  $ 54,000,000
Chase Securities Inc........................................    31,500,000
CIBC Wood Gundy Securities Corp.............................    31,500,000
Donaldson, Lufkin & Jenrette Securities Corporation.........    31,500,000
Salomon Brothers Inc........................................    31,500,000
                                                              ------------
     Total..................................................  $180,000,000
                                                              ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken, provided that, under certain circumstances relating to a default of one or more Underwriters, less than all of the Notes may be purchased. Default by one or more Underwriters would not relieve the non-defaulting Underwriters from their several obligations, and in the event of such default, the Company would have the right to require the non-defaulting Underwriters to purchase the respective principal amount of Notes which they have severally agreed to purchase and, in addition, to purchase Notes which the defaulting Underwriter or Underwriters shall have so failed to purchase up to a principal amount thereof equal to one-ninth of the respective principal amounts of Notes which such non-defaulting Underwriters have otherwise agreed to purchase.

     The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part to certain dealers at prices that represent concessions not to exceed 0.250% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, concessions not to exceed 0.125% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may be varied from time to time by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing the Notes on any securities exchange or for quotation through any inter-dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in any of the Notes and any such market making may be discontinued at any time without notice at the discretion of the Underwriters. No assurances can be given as to the liquidity of, or the trading market for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Each of Morgan Stanley & Co. Incorporated, Chase Securities Inc., CIBC Wood Gundy Securities Corp., Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Brothers Inc and certain of their respective affiliates have provided, and may continue to provide, investment banking services to the Company. In addition, affiliates of Chase Securities Inc. and CIBC Wood Gundy Securities Corp. are lenders to, and in the ordinary course of business engage in various general financing and banking transactions with, the Company and its affiliates.

                                 LEGAL OPINIONS

     Opinions as to the legality of the Notes will be rendered for the Company by Michael D. VanHemert, Assistant General Counsel for the Company. Certain legal matters with respect to the Notes will be passed upon by Reid & Priest LLP, New York, N.Y., counsel for the Underwriters. Reid & Priest LLP provides legal services to an affiliate of the Company and has, from time to time, provided legal services to the Company.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31 and June 30, 1997 and 1996, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports thereon state that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act, for their reports on the unaudited interim consolidated financial information because those reports are not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of the Company and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

PROSPECTUS

                                  $500,000,000

                             CMS ENERGY CORPORATION

                             Senior Debt Securities
                          Subordinated Debt Securities

                            ------------------------

    CMS Energy Corporation, a Michigan corporation ("CMS Energy"), may offer, from time to time, up to $500,000,000 aggregate principal amount of its (i) unsecured senior debt securities (the "Senior Debt Securities") consisting of debentures, notes or other unsecured evidence of indebtedness, (ii) unsecured subordinated debt securities (the "Subordinated Debt Securities," and together with Senior Debt Securities, the "Debt Securities") consisting of debentures, notes and other unsecured evidence of indebtedness, or any combination of the foregoing, in each case in amounts, at prices and on terms to be determined at or prior to the time of sale. See "Description of Securities."

    As of September 30, 1996, CMS Energy had outstanding approximately $1,720,382,319 aggregate principal amount of indebtedness, none of which was secured. None of such indebtedness would be senior to any Senior Debt Securities which may be issued. All of such indebtedness would be senior to any Subordinated Debt Securities which may be issued. The indenture, as supplemented, pursuant to which the Senior Debt Securities will be issued, contains certain limitations on the issuance of additional debt by CMS Energy, but indebtedness issued within such limitations could be secured and therefore senior to unsecured Senior Debt Securities. The indenture pursuant to which the Subordinated Debt Securities will be issued contains no limitation on the issuance of indebtedness ranking senior to the Subordinated Debt Securities.

    Specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. Each Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the designation, aggregate principal amount, denomination, maturity, any exchange, conversion, redemption or sinking fund provisions, provisions for redemption at the option of the holder, interest rate (which may be fixed or variable), the time and method of calculating interest payments, the right of CMS Energy, if any, to defer payment of interest on the Offered Securities and the maximum length of such deferral period, any listing on a securities exchange and other specific terms of the offering.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

    CMS Energy intends to sell the Offered Securities through underwriters, dealers, agents or directly to a limited number of purchasers. The names of, and the Offered Securities to be purchased by, or through, underwriters, dealers or agents, if any, the compensation of such persons and other special terms in connection with the offering and sale of such Offered Securities will be set forth in the related Prospectus Supplement. See "Plan of Distribution" herein.

    This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                            ------------------------

The date of this Prospectus is December 13, 1996.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                             AVAILABLE INFORMATION

     CMS Energy is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning CMS Energy's directors and officers, their remuneration, the principal holders of CMS Energy's securities and any material interest of such persons in transactions with CMS Energy is disclosed in proxy statements distributed to shareholders of CMS Energy and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding CMS Energy. The outstanding shares of CMS Energy Common Stock (as defined herein) are listed on the New York Stock Exchange (the "NYSE") and reports, proxy statements and other information concerning CMS Energy may also be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.
                            ------------------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by CMS Energy with the Commission (File No. 1-9513) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof: (i) CMS Energy's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) CMS Energy's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 1996; and (iii) CMS Energy's Current Reports on Form 8-K dated February 23, April 23, and November 15, 1996; and (iv) the description of the CMS Energy Common Stock contained in CMS Energy's Amendment No. 1 to Registration Statement on Form 8-B dated May 6, 1987, as amended by Amendment No. 1 thereto filed November 22, 1996 ("8-B Registration Statement").

     All documents subsequently filed by CMS Energy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made by this Prospectus (the "Offering") shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     CMS Energy undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to CMS Energy at its principal executive offices located at Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, Attention: Office of the Secretary, telephone: (313) 436-9200.

     Certain information contained in this Prospectus summarizes, is based upon, or refers to information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.
                            ------------------------

                                   CMS ENERGY

     CMS Energy, incorporated in 1987, is the parent holding company of Consumers Power Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving all of Michigan's Lower Peninsula, is the largest subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several energy-related businesses including:
(i) oil and gas exploration and production, (ii) development and operation of independent power production facilities, (iii) marketing gas to utility, commercial and industrial customers and (iv) transmission, storage and processing of natural gas.

     CMS Energy conducts its principal operations through the following five business segments: (i) electric utility operations; (ii) gas utility operations;
(iii) oil and gas exploration and production operations; (iv) independent power production; and (v) gas marketing, transmission, storage and processing. Consumers or Consumers' subsidiaries are engaged in two segments: electric operations and gas operations. Consumers' electric and gas businesses are principally regulated utility operations. CMS Energy and its subsidiaries routinely evaluate, invest in and acquire energy-related assets and/or companies both domestically and internationally. Consideration for such transactions may involve the delivery of cash or securities.

     CMS Energy's 1995 consolidated operating revenue was $3,890 million. This consolidated operating revenue was derived from its electric utility operations (approximately 59% or $2,277 million), its gas utility operations (approximately 31% or $1,195 million), gas transmission, storage and marketing (approximately 5% or $196 million), oil and gas exploration and production activities (approximately 3% or $108 million) and independent power production and other non-utility activities (approximately 2% or $96 million). Consumers' consolidated operations in the electric and gas utility businesses account for the major share of CMS Energy's total assets, revenue and income. The unconsolidated share of non-utility electric generation and gas transmission and storage revenue for 1995 was $523 million.

     Consumers is a public utility serving gas or electricity to almost six million of Michigan's nine million residents in all of the 68 counties in Michigan's Lower Peninsula. Industries in Consumers' service area include automotive, metal, chemical, food and wood products and a diversified group of other industries. Consumers' 1995 consolidated operating revenue of $3,511 million was derived approximately 65% ($2,277 million) from its electric utility business and approximately 34% ($1,195 million) from its gas utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission and the Federal Energy Regulatory Commission.

                                USE OF PROCEEDS

     As will be more specifically set forth in the applicable Prospectus Supplement, CMS Energy will use the net proceeds from the sale of the Debt Securities offered hereby to invest in the businesses of CMS Energy and for its general corporate purposes. Initially, the net proceeds may be used to refund or refinance a portion of CMS Energy's Series A General Term Notes(R) maturing from April through December 1997 at interest rates ranging from 6.75% to 8.5%; Series A Senior Deferred Coupon Notes maturing October 1, 1997 at an interest rate of 9.5%; and Series B Senior Deferred Coupon Notes callable on October 1, 1997 at a premium to the principal amount and at an interest rate of 9.875%.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges for the nine months ended September 30, 1996 and for each of the years ended December 31, 1991 through 1995 are as follows:

                                NINE MONTHS                 YEAR ENDED DECEMBER 31,
                                   ENDED           -----------------------------------------
                             SEPTEMBER 30, 1996    1995    1994    1993    1992        1991
                             ------------------    ----    ----    ----    ----        ----
                                                                           (1)        (2)(3)
Ratio of earnings to
  fixed charges..........           2.23           2.00    2.12    1.92     --          --

-------------------------
(1) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million. Earnings as defined include a $520 million pretax loss on the settlement of MCV power purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges would have been 1.34, excluding these amounts.

(2) Excludes an extraordinary after-tax loss of $14 million.

(3) For the year ended December 31, 1991, fixed charges exceeded earnings by $356 million. Earnings as defined include pretax losses of $398 million for write-downs and reserve amounts related to Consumers' abandonment of the construction of a nuclear generating station in Midland, Michigan, $76 million for potential customer refunds and other reserves, and $51 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges would have been 1.48, excluding these amounts.

     For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                         DESCRIPTION OF DEBT SECURITIES

     The Senior Debt Securities will be issued under an Indenture dated as of September 15, 1992, as amended and supplemented (the "Senior Debt Indenture"), between CMS Energy and NBD Bank, as Trustee (the "Senior Debt Trustee"), and the Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Debt Indenture"), between CMS Energy and The Bank of New York, as Trustee (the "Subordinated Debt Trustee"). The descriptions of the provisions of the Debt Securities, the Senior Debt Indenture and the Subordinated Debt Indenture contained herein are brief summaries of such provisions and do not purport to be complete. The forms of the Senior Debt Indenture and the Subordinated Debt Indenture are filed as exhibits to the Registration Statement of which this Prospectus is a part, and reference is made thereto for the respective definitive provisions of such Indentures. The descriptions herein are qualified in their entirety by such reference. Certain capitalized terms used herein shall have the meanings respectively set forth in the respective Indentures. Section references below are references to sections of the respective Senior Debt Indenture and Subordinated Debt Indenture.

GENERAL

     CMS Energy will offer under this Prospectus unsecured Debt Securities, any of which may be issued as: (a) Senior Debt Securities or (b) Subordinated Debt Securities. The terms of any Debt Securities may or may not restrict the issuance by CMS Energy or its subsidiaries of additional indebtedness which is secured, unsecured, senior, pari passu or subordinated to such Debt Securities.

     CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. The Debt Securities will be obligations exclusively of CMS Energy. CMS Energy's ability to service its indebtedness, including the Debt Securities, is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances, and repayment of loans and advances from CMS Energy. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments.

     A substantial portion of the consolidated liabilities of CMS Energy have been incurred by its subsidiaries. Therefore, CMS Energy's rights and the rights of its creditors, including holders of Debt Securities, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary (in which case the claims of CMS Energy would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy). As of September 30, 1996, CMS Energy's subsidiaries had total indebtedness for borrowed money (excluding intercompany indebtedness) of approximately $2,210 million.

     The applicable Prospectus Supplement will set forth the following terms relating to the Offered Securities: (1) the specific designation of the Offered Securities and whether such Offered Securities are Senior Debt Securities or Subordinated Debt Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the date or dates, if any (and whether fixed or extendible), on which the Offered Securities will mature; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates on which any such interest will be payable and the regular record dates for any interest payable on the Offered Securities; (5) the place or places where the principal of and any interest on the Offered Securities shall be payable and where such Offered Securities may be surrendered for registration of transfer or exchange; (6) any provisions relating to the issuance of the Offered Securities at an original issue discount; (7) the option, if any, of CMS Energy to redeem the Offered Securities and the periods within which or the dates on which, the prices at which and the terms and conditions upon which, such Offered Securities may be redeemed, in whole or in part, upon the exercise of such option; (8) the obligation, if any, of CMS Energy to redeem such Offered Securities pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Offered Securities will be redeemed, in whole or in part, pursuant to such obligation; (9) the obligation, if any, of CMS Energy to permit the conversion of the Offered Securities into CMS Energy Common Stock, and the terms and conditions upon which such conversion shall be effected; (10) the denominations in which such Offered Securities will be issued and whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (11) whether the Offered Securities will be issuable in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global securities; (12) whether and under what circumstances CMS Energy will pay additional amounts with respect to the Offered Securities to a non-United States Person (as defined in such Prospectus Supplement) on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether CMS Energy will have the option to redeem such Offered Securities rather than pay such additional amounts; and
(13) any other terms of the Offered Securities not inconsistent with the related Indenture, including covenants and events of default relating solely to the Offered Securities. Debt Securities may be issued at a substantial discount from the stated principal amount thereof ("Original Issue Discount Securities"). United States federal income tax consequences and other special considerations applicable thereto or to other Offered Securities offered and sold at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

Concerning the Trustees

     Each of NBD Bank, the Trustee under the Senior Debt Indenture, and The Bank of New York, the Trustee under the Subordinated Debt Indenture, is one of a number of banks with which CMS Energy and its subsidiaries maintain ordinary banking relationships, including credit facilities.

Senior Debt Securities

     General. The Senior Debt Securities will be issuable under the Senior Debt Indenture. The Senior Debt Indenture does not limit the aggregate principal amount of Senior Debt Securities which may be issued thereunder. Senior Debt Securities may be issued under the Senior Debt Indenture from time to time in one or more series. The Senior Debt Securities shall mature on a date not less than nine months nor more than 40 years after the date of issuance. (Section 2.3) Capitalized terms used in this section "Senior Debt Securities" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Senior Debt Indenture.

     Exchange and Transfer. Senior Debt Securities may be presented for exchange and registered Senior Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Senior Debt Indenture. Senior Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 2.8)

     Payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Senior Debt Securities in registered form will be made at the office or agency of the Senior Debt Trustee in the Borough of Manhattan, the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.1 and 3.2) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Senior Debt Securities in registered form will be made to the Persons in whose name such Senior Debt Securities are registered at the close of business on the Record Date for such interest payments. (Section 2.3(f))

     Events of Default. The occurrence of any of the following events with respect to the Senior Debt Securities of any series will constitute an "Event of Default" with respect to the Senior Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Senior Debt Securities of such series; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Senior Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise; (c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Senior Debt Securities of such series; (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Senior Debt Indenture relating to the Senior Debt Securities of such series after written notice thereof as provided in the Senior Debt Indenture; (e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy or Consumers; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (g) a default resulting in the acceleration of indebtedness of CMS Energy or Consumers in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the Senior Debt Indenture. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Senior Debt Securities and will be described in the Prospectus Supplement relating to such Senior Debt Securities. (Section 5.1)

     If an Event of Default on any series of Senior Debt Securities shall have occurred and be continuing, either the Senior Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Senior

Debt Securities of such series then Outstanding may declare the principal of all Senior Debt Securities of such series and the premium thereon and the interest, if any, accrued thereon to be due and payable immediately. (Section 5.1)

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Senior Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Senior Debt Indenture by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding. (Section 5.1)

     Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Senior Debt Indenture provides that the Senior Debt Trustee will be under no obligation to exercise any of its rights or powers under the Senior Debt Indenture at the request, order or direction of the Holders of the Senior Debt Securities, unless such Holders shall have offered to the Senior Debt Trustee reasonable indemnity. (Sections 6.1 and 6.2(d)) Subject to such provisions for indemnity and certain other limitations contained in the Senior Debt Indenture, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or exercising any trust or power conferred on the Senior Debt Trustee, with respect to the Senior Debt Securities of such affected series. (Sections 5.9 and 6.2)

     The Senior Debt Indenture provides that no Holder of Senior Debt Securities may institute any action against CMS Energy under the Senior Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Senior Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of Senior Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Senior Debt Trustee to institute such action and shall have offered the Senior Debt Trustee reasonable indemnity, the Senior Debt Trustee shall not have instituted such action within 60 days of such request and the Senior Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class). (Sections 5.6, 5.7 and 5.9)

     The Senior Debt Indenture requires CMS Energy to furnish to the Senior Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Senior Debt Indenture. (Section 4.3(d)) The Senior Debt Indenture provides that the Senior Debt Trustee may withhold notice to the Holders of the Senior Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Senior Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Senior Debt Securities of such series. (Section 5.11)

     Consolidation, Merger or Sale of Assets. The Senior Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Senior Debt Securities and the Senior Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia. (Section 9.1)

     Modification of the Senior Debt Indenture. The Senior Debt Indenture permits CMS Energy and the Senior Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Senior Debt Securities to: (a) secure the Senior Debt Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Senior Debt Indenture and the Senior Debt Securities then Outstanding, (c) add covenants for the protection of the Holders of the Senior Debt Securities, (d) cure any ambiguity or correct any defect or inconsistency in the Senior Debt Indenture or to make such other provisions as CMS Energy deems necessary or desirable with respect to matters or questions arising under the Senior Debt Indenture, provided that no such action adversely affects the interests of any Holders of Senior Debt Securities, (e) establish the form and terms of any series of securities under the Senior Debt Indenture and (f) evidence the acceptance of appointment by a successor Senior Debt Trustee. (Section 8.1)

     The Senior Debt Indenture also permits CMS Energy and the Senior Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Senior Debt Securities of all series then Outstanding and affected (voting as one class), to enter into supplemental indentures, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Senior Debt Indenture or modify in any manner the rights of the Holders of the Senior Debt Securities of each such affected series; provided, however, that CMS Energy and the Senior Debt Trustee may not, without the consent of the Holder of each Senior Debt Security then outstanding and affected thereby, enter into any supplemental indenture to: (a) change the time of payment of the principal (or any installment of principal) of any Senior Debt Security, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Senior Debt Security when due; or (b) reduce the percentage in principal amount of the Senior Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Senior Debt Indenture. (Section 8.2)

     Prior to the acceleration of the maturity of any Senior Debt Security, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Senior Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Senior Debt Indenture or of any Senior Debt Security which cannot be modified or amended without the consent of the Holder of each Senior Debt Security affected. (Section 5.10)

     Defeasance, Covenant Defeasance and Discharge. The Senior Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Senior Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or (b) CMS Energy need not comply with certain restrictive covenants of the Senior Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Senior Debt Securities of such series on the stated maturity of such Senior Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Senior Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Senior Debt Securities of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Senior Debt Indenture there has been a change in the applicable Federal income tax law. (Section 10.1)

     In the event CMS Energy exercises its option to effect a covenant defeasance with respect to the Senior Debt Securities of any series as described in the preceding paragraph and the Senior Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Senior Debt Trustee would be insufficient to pay amounts due on the Senior

Debt Securities of such series at the time of the acceleration resulting from such Event of Default, CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of the Senior Debt Indenture with respect to all Senior Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Senior Debt Securities, to replace stolen, lost or mutilated Senior Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Senior Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Senior Debt Securities are by their terms due and payable, or are to be called for redemption, within one year. (Section 10.1)

     For United States Federal income tax purposes any deposit contemplated in the preceding paragraph would be treated as an exchange of the Senior Debt Securities outstanding for other property. Accordingly, Holders of Senior Debt Securities outstanding may be required to recognize a gain or loss for United States Federal income tax purposes upon such exchange. In addition, such Holders thereafter may be required to recognize income from such property which could be different from the amount that would be includable in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

     Governing Law. The Senior Debt Indenture and Senior Debt Securities will be governed by, and construed in accordance with, the laws of the State of Michigan unless the laws of another jurisdiction shall mandatorily apply.

Subordinated Debt Securities

     General. The Subordinated Debt Securities will be issuable under the Subordinated Debt Indenture. The Subordinated Debt Indenture does not limit the aggregate principal amount of Subordinated Debt Securities which may be issued thereunder. Subordinated Debt Securities may be issued under the Subordinated Debt Indenture from time to time in one or more series. The Subordinated Debt Securities shall mature on a date not less than nine months nor more than 40 years after the date of issuance. (Section 2.3) Capitalized terms used in this section "Subordinated Debt Securities" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Subordinated Debt Indenture.

     Exchange and Transfer. Subordinated Debt Securities may be presented for exchange and registered Subordinated Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Subordinated Debt Indenture. Subordinated Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 2.8)

     Payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Subordinated Debt Securities in registered form will be made at the office or agency of the Subordinated Debt Trustee in the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.1 and 3.2) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Subordinated Debt Securities in registered form will be made to the Persons in whose name such Subordinated Debt Securities are registered at the close of business on the Record Date for such interest payments. (Section 2.3(f))

     Events of Default. The occurrence of any of the following events with respect to the Subordinated Debt Securities of any series will constitute an "Event of Default" with respect to the Subordinated Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Subordinated Debt Securities of such series (whether or not payment is prohibited by the subordination provisions of the

Subordinated Debt Indenture); provided, however, that if CMS Energy is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Subordinated Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise (whether or not payment is prohibited by the subordination provisions of the Subordinated Debt Indenture); provided, however, that if CMS Energy is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Subordinated Debt Securities of such series (whether or not payment is prohibited by the subordination provisions of the Subordinated Debt Indenture); (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Subordinated Debt Indenture relating to the Subordinated Debt Securities of such series after written notice thereof as provided in the Subordinated Debt Indenture; (e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (g) a default resulting in the acceleration of indebtedness of CMS Energy in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the Subordinated Debt Indenture. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Subordinated Debt Securities and will be described in the Prospectus Supplement relating to such Subordinated Debt Securities. (Section 5.1)

     If an Event of Default on any series of Subordinated Debt Securities shall have occurred and be continuing, either the Subordinated Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of such series then Outstanding may declare the principal of all Subordinated Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately. (Section 5.1)

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Subordinated Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Subordinated Debt Indenture by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding. (Section 5.1)

     Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Subordinated Debt Indenture provides that the Subordinated Debt Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Debt Indenture at the request, order or direction of the Holders of the Subordinated Debt Securities, unless such Holders shall have offered to the Subordinated Debt Trustee reasonable indemnity. (Sections 6.1 and 6.2(d)) Subject to such provisions for indemnity and certain other limitations contained in the Subordinated Debt Indenture, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Debt Trustee, or exercising any trust or power conferred on the Subordinated Debt Trustee, with respect to the Subordinated Debt Securities of such affected series. (Sections 5.9 and 6.2)

     The Subordinated Debt Indenture provides that no Holder of Subordinated Debt Securities may institute any action against CMS Energy under the Subordinated Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Subordinated Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Subordinated Debt Trustee to institute such action and shall have offered the Subordinated Debt Trustee reasonable indemnity, the Subordinated Debt Trustee shall not have instituted such action within 60 days of such request and the Subordinated Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class). (Sections 5.6, 5.7 and 5.9)

     The Subordinated Debt Indenture requires CMS Energy to furnish to the Subordinated Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Subordinated Debt Indenture. (Section 4.3(d)) The Subordinated Debt Indenture provides that the Subordinated Debt Trustee may withhold notice to the Holders of the Subordinated Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Subordinated Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Subordinated Debt Securities of such series. (Section 5.11)

     Subordination. The Subordinated Debt Indenture provides (and each Holder of Subordinated Debt Securities by acceptance thereof agrees) that the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined herein) of CMS Energy. (Section 12.1) No payment on account of principal of, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the Holders of such Senior Indebtedness. In addition, the Subordinated Debt Indenture provides that upon the happening and during the continuation of any default in payment of the principal of, premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable or in the event any judicial proceeding shall be pending with respect to any such default, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment shall be made by CMS Energy with respect to the principal of, premium, if any, or interest on Subordinated Debt Securities or to acquire any Subordinated Debt Securities or on account of any sinking fund provisions applicable to Subordinated Debt Securities. CMS Energy shall give prompt written notice to the Subordinated Debt Trustee of any default in payment of principal of or interest on any Senior Indebtedness. (Section 12.2) The Subordinated Debt Indenture provisions described in this paragraph, however, do not prevent CMS Energy from making sinking fund payments in Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, winding up, liquidation or reorganization of CMS Energy, whether voluntary or involuntary, in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise: (i) all Senior Indebtedness must be paid in full before the Holders of the Subordinated Debt Securities are entitled to any payments whatsoever; and (ii) any payment or distribution of CMS Energy's assets of any kind or character, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities shall be paid or delivered directly to the Holders of such Senior Indebtedness (or their representative or trustee) in accordance with the priorities then existing among such Holders until all Senior Indebtedness shall have been paid in full before any payment or distribution is made to the Holders of Subordinated Debt Securities. (Section 12.3) In the event that notwithstanding such subordination provisions, any payment or distribution of assets of any kind or character is made on the Subordinated Debt Securities before all Senior Indebtedness is paid in full, the Subordinated Debt Trustee or the Holders of Subordinated Debt Securities receiving such payment will be required to pay over such payment or distribution to the Holders of such Senior Indebtedness. (Sections 12.2 and 12.3) Subject to the payment in full of all Senior Indebtedness, the rights of the Holders of the Subordinated Debt Securities will be subrogated to the rights of the Holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full. As a result of the subordination provisions, in the event of CMS Energy's insolvency, Holders of the Subordinated Debt Securities may recover ratably less than senior creditors of CMS Energy.

     "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Subordinated Debt Indenture or thereafter incurred, created or assumed: (i) indebtedness of CMS Energy for money borrowed by CMS Energy (including purchase money obligations) or evidenced by debentures (other than the Subordinated Debt Securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by CMS Energy; (ii) obligations with respect to letters of credit; (iii) all indebtedness of others of the type referred to in the preceding clauses (i) and (ii) assumed by or guaranteed in any manner by CMS Energy or in effect guaranteed by CMS Energy; or (iv) renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses (i),
(ii) and (iii) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Subordinated Debt Securities. (Section 12.1)

     The Subordinated Debt Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued. As of September 30, 1996, Senior Indebtedness of CMS Energy aggregated approximately $1,062 million.

     Consolidation, Merger or Sale of Assets. The Subordinated Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Subordinated Debt Securities and the Subordinated Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia. (Section 9.1)

     Conversion Rights. If the Prospectus Supplement provides, the Holders of Subordinated Debt Securities may convert the Subordinated Debt Securities into CMS Energy Common Stock, as defined herein (see "Description of Capital Stock"), at the option of the Holders at the principal amount thereof, or of such portion thereof, at any time during the period specified in the Prospectus Supplement, at the conversion price or conversion rate specified in the Prospectus Supplement; except that, with respect to any Subordinated Debt Securities (or portion thereof) called for redemption, such conversion right shall terminate at the close of business on the fifteenth day prior to the date fixed for redemption of such Subordinated Debt Securities, unless CMS Energy shall default in payment of the amount due upon redemption thereof (Section 13.2).

     The conversion privilege and conversion price or conversion rate will be adjusted in certain events, including if CMS Energy (i) pays a dividend or makes a distribution in shares of CMS Energy Common Stock; (ii) subdivides its outstanding shares of CMS Energy Common Stock into a greater number of shares;
(iii) combines its outstanding shares of CMS Energy Common Stock into a smaller number of shares; (iv) pays a dividend or makes a distribution on its CMS Energy Common Stock other than in shares of its CMS Energy Common Stock; (v) issues by reclassification of its shares of CMS Energy Common Stock any shares of its capital stock; (vi) issues any rights or warrants to all holders of shares of its CMS Energy Common Stock entitling them (for a period expiring within 45 days, or such other period as may be specified in the Prospectus Supplement) to purchase shares of CMS Energy Common Stock (or Convertible Securities) at a price per share less than the Average Market Price per share for such CMS Energy Common Stock; and (vii) distributes to all holders of shares of its CMS Energy Common Stock any assets or debt securities or any rights or warrants to purchase securities, provided that no adjustment shall be made under (vi) or (vii) above if the adjusted conversion price would be higher than, or the adjusted conversion rate would be less than, the conversion price or conversion rate, as the case may be, in effect prior to such adjustment (Sections 13.7, 13.8 and 13.9). CMS Energy may reduce the conversion price or increase the conversion rate, temporarily or otherwise, by any amount but in no event shall such adjusted conversion price or conversion rate result in shares of CMS Energy Common Stock being issuable upon conversion of the Subordinated Debt Securities if converted at the time of such adjustment at an effective conversion price per share less than the par value of the CMS Energy Common Stock at the time such adjustment is made. (Section 13.10) No adjustments in the conversion price or conversion rate need be made unless the adjustment would require an increase or decrease of at least one percent (1%) in the initial conversion price or conversion rate Any adjustment which is not made shall be carried forward and taken into account in any subsequent adjustment (Section 13.13).

     Modification of the Subordinated Debt Indenture. The Subordinated Debt Indenture permits CMS Energy and the Subordinated Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Subordinated Debt Securities to: (a) secure the Subordinated Debt Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Subordinated Debt Indenture and the Subordinated Debt Securities then Outstanding, (c) add covenants for the protection of the Holders of the Subordinated Debt Securities, (d) cure any ambiguity or correct any defect or inconsistency in the Subordinated Debt Indenture or to make such other provisions as CMS Energy deems necessary or desirable with respect to matters or questions arising under the Subordinated Debt Indenture, provided that no such action adversely affects the interests of any Holders of Subordinated Debt Securities, (e) establish the form and terms of any series of securities under the Subordinated Debt Indenture and (f) evidence the acceptance of appointment by a successor Subordinated Debt Trustee. (Section 8.1)

     The Subordinated Debt Indenture also permits CMS Energy and the Subordinated Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Subordinated Debt Securities of all series then Outstanding and affected (voting as one class), to enter into supplemental indentures to add any provisions to, or change in any manner or eliminate any of the provisions of, the Subordinated Debt Indenture or modify in any manner the rights of the Holders of the Subordinated Debt Securities of each such affected series; provided, however, that CMS Energy and the Subordinated Debt Trustee may not, without the consent of the Holder of each Subordinated Debt Security then outstanding and affected thereby, enter into a supplemental indenture to: (a) change the time of payment of the principal (or any installment of principal) of any Subordinated Debt Security, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Subordinated Debt Security when due; or (b) reduce the percentage in principal amount of the Subordinated Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Subordinated Debt Indenture. (Section 8.2)

     Prior to the acceleration of the maturity of any Subordinated Debt Security, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Subordinated Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Subordinated Debt Indenture or of any Subordinated Debt Security which cannot be modified or amended without the consent of the Holder of each Subordinated Debt Security affected. (Section 5.10)

     Defeasance, Covenant Defeasance and Discharge. The Subordinated Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Subordinated Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Subordinated Debt Securities of such series, to replace stolen, lost or mutilated Subordinated Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or (b) CMS Energy need not comply with certain restrictive covenants of the Subordinated Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Subordinated Debt Securities of such series on the stated maturity of such Subordinated Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Subordinated Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Subordinated Debt Securities of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Subordinated Debt Indenture there has been a change in the applicable Federal income tax law. (Section 10.1)

     In the event CMS Energy exercises its option to effect a covenant defeasance with respect to the Subordinated Debt Securities of any series as described in the preceding paragraph and the Subordinated Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Subordinated Debt Trustee would be insufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of the acceleration resulting from such Event of Default, CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of the Subordinated Debt Indenture with respect to all Subordinated Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Subordinated Debt Securities to replace stolen, lost or mutilated Subordinated Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any and interest on the Subordinated Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Subordinated Debt Securities are by their terms due and payable, or are to be called for redemption, within one year. (Section 10.1)

     For United States Federal income tax purposes any deposit contemplated in the preceding paragraph would be treated as an exchange of the Subordinated Debt Securities outstanding for other property. Accordingly, holders of Subordinated Debt Securities outstanding may be required to recognize a gain or loss for United States Federal income tax purposes upon such exchange. In addition, such Holders thereafter may be required to recognize income from such property which could be different from the amount that would be includable in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

     Governing Law. The Subordinated Debt Indenture and the Subordinated Debt Securities will be governed by, and construed in accordance with, the laws of the State of Michigan except to the extent the laws of another jurisdiction shall be mandatorily applicable. (Section 14.8).

                          DESCRIPTION OF CAPITAL STOCK

     The following outline of certain rights of the holders of CMS Energy capital stock does not purport to be complete and is qualified in its entirety by express reference to the Restated Articles of Incorporation of CMS Energy (the "Articles of Incorporation") and the By-Laws of CMS Energy, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and by express reference to the 8-B Registration Statement, which is incorporated into this Prospectus by reference. See "Incorporation of Certain Documents by Reference" herein.

     The authorized capital stock of CMS Energy consists of 250 million shares of CMS Energy Common Stock, $.01 par value ("CMS Energy Common Stock"), 60 million shares of Class G Common Stock, no par value ("Class G Common Stock"), and 10 million shares of CMS Energy Preferred Stock, $.01 par value ("Preferred Stock"). At December 4, 1996, there were outstanding 102,804,397 shares of CMS Energy Common Stock and 7,856,118 shares of Class G Common Stock; no Preferred Stock are issued or outstanding. The CMS Energy Common Stock and the Class G Common Stock are sometimes together referred to herein as the "Common Stock."

COMMON STOCK

     The Class G Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage, a subsidiary of Consumers (such businesses, collectively, have been attributed to the "Consumers Gas Group"). The CMS Energy Common Stock is intended to reflect the performance of all businesses of CMS Energy and its subsidiaries, including the businesses of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock.

Dividend Rights and Policy; Restrictions on Dividends

     Dividends on the CMS Energy Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of CMS Energy, including the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock, and other factors. Dividends are payable out of the assets of CMS Energy legally available therefore, including the Available Class G Dividend Amount (as defined in the Articles of Incorporation).

     Dividends on the Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends are payable out of the lesser of (i) the assets of CMS Energy legally available therefore and (ii) the Available Class G Dividend Amount. Although the Available Class G Dividend Amount is intended to reflect the amount available for dividends to holders of outstanding Class G Common Stock, it is also legally available for dividends to holders of CMS Energy Common Stock.

     CMS Energy, in the sole discretion of its Board of Directors could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts.

     CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries (in particular, Consumers), borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy, and, accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy, in particular, Consumers, and other factors.

     Dividends on capital stock of CMS Energy are limited by Michigan law to legally available assets of CMS Energy. Distributions on Common Stock may be subject to the rights of the holders, if any, of the CMS Energy Preferred Stock.

     There are restrictions on CMS Energy's ability to pay dividends contained in a Credit Agreement dated as of November 21, 1995 among CMS Energy, Citibank, N.A. and Union Bank, as co-agents, and certain banks named therein, a $125 million Term Loan Agreement dated as of November 21, 1995 among CMS Energy, Citibank N.A. and Union Bank as co-agents, and certain banks named therein, the Senior Debt Indenture (as defined herein) and CMS Energy's Indenture, dated as of January 15, 1994 between CMS Energy and The Chase Manhattan Bank, as Trustee (the "GTN Indenture"). A discussion of specific restrictions on CMS Energy's ability to pay dividends will be set forth in an accompanying Prospectus Supplement pursuant to which convertible Subordinated Debt Securities are offered.

Voting Rights

     The holders of CMS Energy Common Stock vote with the holders of Class G Common Stock as a single class, except on matters which would be required by law or the Articles of Incorporation to be voted on by class. Each holder of Common Stock is entitled to one vote for each share of Common Stock held by such holder on each matter voted upon by the shareholders. Such right to vote is not cumulative. A majority of the votes cast by the holders of shares entitled to vote thereon is sufficient for the adoption of any question presented, except that certain provisions of the Articles of Incorporation relating to special shareholder meetings, the removal, indemnification and liability of the Board of Directors and the requirements for amending these provisions may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

     Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class (except pursuant to Section 303 of the Michigan Business Corporation Act) or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the vote or consent of the holders of a majority of all the shares of either class of Common Stock then outstanding, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other entity if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or
(ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

Preemptive Rights

     The Articles of Incorporation provide that holders of Common Stock will have no preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or Preferred Stock, bonds, debentures, or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock, or any rights to exchange shares issued for shares to be issued.

Liquidation Rights

     In the event of the dissolution, liquidation or winding up of CMS Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of CMS Energy and after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts (including any accumulated and unpaid dividends) to which they are entitled, the holders of CMS Energy Common Stock and Class G Common Stock shall be entitled to receive, on a per share basis, the same portion of all of the assets of CMS Energy remaining for distribution to the holders of Common Stock, regardless of whether or not any of such assets were attributed to the Consumers Gas Group. Neither the merger or consolidation of CMS Energy into or with any other corporation, nor the merger or consolidation of any other corporation into or with CMS Energy nor any sale, transfer or lease of all or any part of the assets of CMS Energy, shall be deemed to be a dissolution, liquidation or winding up for the purposes of this provision.

     Because CMS Energy has subsidiaries which have debt obligations and other liabilities of their own, CMS Energy's rights and the rights of its creditors and its stockholders to participate in the distribution of assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to prior claims of the subsidiary's creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

Subdivision or Combination

     If CMS Energy subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS Energy Common Stock, the voting and liquidation rights of shares of CMS Energy Common Stock relative to Class G Common Stock will be appropriately adjusted so as to avoid any dilution in aggregate voting or liquidation rights of either class of Common Stock. For example, in case CMS Energy were to effect a two-for-one split of Class G Common Stock, the per share liquidation rights of CMS Energy Common Stock would be multiplied by two in order to avoid dilution in the aggregate liquidation rights of holders of CMS Energy Common Stock and each post-split share of Class G Common Stock would have one-half of a vote.

Exchanges

     The Articles of Incorporation do not provide for either the mandatory or optional exchange or redemption of CMS Energy Common Stock but do provide that Class G Common Stock may be exchanged for CMS Energy Common Stock as described in the 8-B Registration Statement.

     CMS Energy may exchange the Class G Common Stock for a proportionate number of shares of a subsidiary that holds all the assets and liabilities attributed to the Consumers Gas Group, and no other assets and liabilities. If CMS Energy transfers all or substantially all of the properties and assets attributed to the Consumers Gas Group, CMS Energy is required, subject to certain exceptions and conditions, to exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value (defined in the Articles of Incorporation) equal to 110% of the Fair Market Value of one share of Class G Common Stock.

     CMS Energy may, in the sole discretion of the Board of Directors, at any time, exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock.

     CMS Energy cannot predict the impact of the potential for such exchanges on the market prices of the CMS Energy Common Stock.

PREFERRED STOCK

     The authorized Preferred Stock may be issued without the approval of the holders of Common Stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, voting rights, if any, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by CMS Energy's Board of Directors. The Articles of Incorporation provide that holders of Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any Preferred Stock, bonds, debentures or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock. The future issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.

              DIVIDENDS AND PRICE RANGE OF CMS ENERGY COMMON STOCK

     CMS Energy has paid dividends on its outstanding CMS Energy Common Stock, $.01 par value ("CMS Energy Common Stock"), each year since its inception except 1987 and 1988. At December 4, 1996, there were approximately 88,700 CMS Energy Common Stock shareholders of record. Future dividends will depend upon CMS Energy's earnings, financial condition and other factors.

     The following table indicates the high and low sales prices of the CMS Energy Common Stock for the calendar quarters indicated as reported in The Wall Street Journal under "New York Stock Exchange Composite Transactions," and the quarterly cash dividends declared per share of CMS Energy Common Stock, for the calendar quarters indicated.

                                                                                CMS ENERGY COMMON STOCK
                                                                    -----------------------------------------------
                                                                             Price Range
                                                                    ------------------------------
                           Year                                      High                Low               Dividend
                           ----                                      ----                ---               --------
1992: First Quarter........................................          22  3/4         17  7/8                 .12
      Second Quarter                                                 21  7/8         14  7/8                 .12
      Third Quarter........................................          17  1/2         15  1/4                 .12
      Fourth Quarter                                                 18  3/8         16  3/4                 .12
1993: First Quarter........................................          20  7/8         17  7/8                 .12
      Second Quarter.......................................          25  1/2         19  1/2                 .12
      Third Quarter........................................          27  1/2         24  7/8                 .18
      Fourth Quarter.......................................          27  1/8         23                      .18
1994: First Quarter........................................          25              21  1/8                 .18
      Second Quarter.......................................          22  7/8         19  5/8                 .18
      Third Quarter........................................          23  3/8         20  5/8                 .21
      Fourth Quarter.......................................          23  1/4         20  7/8                 .21
1995: First Quarter........................................          24  3/4         22  5/8                 .21
      Second Quarter.......................................          25  3/8         22  1/2                 .21
      Third Quarter........................................          26  3/8         23  3/8                 .24
      Fourth Quarter.......................................          30              26                      .24
1996: First Quarter........................................          31  7/8         27 13/16                .24
      Second Quarter.......................................          31  1/4         28                      .24
      Third Quarter                                                  31  5/8         29                      .27
      Fourth Quarter (through December 4, 1996)............          33  1/4         30  1/8                 .27

     The last reported sale price of CMS Energy Common Stock on December 4, 1996 on the NYSE was $33.

                                 LEGAL OPINIONS

     Opinions as to the legality of the Offered Securities offered hereby will be rendered for CMS Energy by Michael D. VanHemert, Assistant General Counsel for CMS Energy. Certain legal matters with respect to Offered Securities will be passed upon by Reid & Priest, LLP, counsel for any underwriters, dealers or agents who will be named in the related Prospectus Supplement. Reid & Priest LLP provides legal services to an affiliate of CMS Energy and has, from time to time, provided legal services to CMS Energy.

                                    EXPERTS

     The consolidated financial statements and schedules of CMS Energy as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31, June 30, and September 30, 1995 and 1996, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports thereon state that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended ("Securities Act"), for their reports on the unaudited interim consolidated financial information because these reports are not "reports" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                              PLAN OF DISTRIBUTION

     CMS Energy may sell the Offered Securities (i) through the solicitation of proposals of underwriters or dealers to purchase the Offered Securities; (ii) through underwriters or dealers on a negotiated basis, (iii) directly to a limited number of purchasers or to a single purchaser; or (iv) through agents. The Prospectus Supplement with respect to any Offered Securities will set forth the terms of such offering, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to CMS Energy from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the

Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     If dealers are utilized in the sale of Offered Securities, CMS Energy will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     The Offered Securities may be sold directly by CMS Energy or through agents designated by CMS Energy from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by CMS Energy to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Offered Securities may be sold directly by CMS Energy to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     Agents, dealers and underwriters may be entitled under agreements with CMS Energy to indemnification by CMS Energy against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for CMS Energy in the ordinary course of business.

     The Offered Securities may or may not be listed on a national securities exchange. Reference is made to the Prospectus Supplement with regard to such matter. No assurance can be given that there will be a market for any of the Offered Securities.

                                CMS ENERGY LOGO